UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2015, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku Kobe, Hyogo 658-0032, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of June 30, 2015 and 2014,
Statements of Changes in Net Assets Available for Plan Benefits for the
Periods Ended June 30, 2015, 2014 and 2013; and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2015 and 2014	2

Statements of Changes in Net Assets Available for Plan Benefits for the Periods Ended June 30, 2015, 2014 and 2013	3

Notes to Financial Statements as of June 30, 2015 and 2014 and for the Periods Ended June 30, 2015, 2014 and 2013	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Employee Stock Purchase Plan (Japan)
We have audited the accompanying statements of net assets available for plan benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the periods ended June 30, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014 and the changes in net assets available for plan benefits for the periods ended June 30, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Our audits also comprehended the translation of Japanese Yen amounts into U.S. Dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 11.  The translation of the financial statement amounts into U.S. Dollars has been made solely for the convenience of the readers of these financial statements.
/s/Navarro Amper & Co.
Navarro Amper & Co.

Taguig City, Philippines
September 23, 2015

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2015 AND 2014

	Japanese Yen		U.S. Dollars
	2015	2014	2015
ASSETS, At fair value:
Cash	¥331,189	¥305,925	$2,708
The Procter & Gamble Company common stock 2015: 1,405,113 shares, cost ¥8.71 billion ($71.11 million) 2014: 1,565,673 shares, cost ¥9.10 billion ($89.74 million)	13,461,668,235	12,471,966,994	110,052,907
Total Assets	13,461,999,424	12,472,272,919	110,055,615
LIABILITIES
Payable to a related party	1,754,190	–	14,341
Accrued professional fees	4,933,211	4,485,510	40,330
Total Liabilities	6,687,401	4,485,510	54,671
NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥13,455,312,023	¥12,467,787,409	$110,000,944

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PERIODS ENDED JUNE 30, 2015, 2014 AND 2013

	Japanese Yen			U.S. Dollars
	2015	2014	2013	2015
ADDITIONS:
Investment income (loss):
Unrealized fair value gain (loss) on investments	(¥169,899,904)	¥192,088,478	¥2,353,704,160	($1,388,979)
Realized fair value gain on investments	238,006,782	93,494,008	367,855,130	1,945,772
Unrealized foreign exchange gain - net	2,154,795,252	290,695,654	1,874,110,887	17,616,054
Realized foreign exchange gain - net	335,230,431	50,584,694	207,514,352	2,740,603
Dividend income	322,792,362	300,838,323	291,119,190	2,638,918
Total investment income	2,880,924,923	927,701,157	5,094,303,719	23,552,368

Contributions:
Participant contributions	948,111,000	921,902,000	957,783,000	7,751,073
Employer contributions	193,504,019	186,250,957	200,753,639	1,581,950
Total contributions	1,141,615,019	1,108,152,957	1,158,536,639	9,333,023
Total additions	4,022,539,942	2,035,854,114	6,252,840,358	32,885,391

DEDUCTIONS:
Withdrawals from participants	(3,030,069,913)	(2,234,359,970)	(2,324,479,575)	(24,771,670)
Bank and administrative charges	(4,945,415)	(9,025,623)	(7,287,625)	(40,430)
Total deductions	(3,035,015,328)	(2,243,385,593)	(2,331,767,200)	(24,812,100)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	987,524,614	(207,531,479)	3,921,073,158	8,073,291

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	12,467,787,409	12,675,318,888	8,754,245,730	101,927,653
End of year	¥13,455,312,023	¥12,467,787,409	¥12,675,318,888	$110,000,944

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2015 AND 2014, AND FOR THE PERIODS ENDED JUNE 30, 2015, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more information.
General
The Plan included the Employees' Shareholding Association of P&G Group for employees and executives of all P&G affiliates in Japan.  The Plan covers the employees of Procter & Gamble Japan KK and P&G Max Factor GK (collectively the "Companies").
The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM Business Services (IBM) as a subcontractor for Human Resources Service & Solutions (HRSS).  Daiwa Securities Co. Ltd., on the other hand, is in charge of purchasing, selling and safekeeping of the stocks.
Eligibility
Regular employees hired by the Companies may, at any time, apply for the membership in the plan.
Contributions
Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in the Stock.
Members' monthly contributions derived from salary deductions shall be in units of 1,000 yen, and the maximum monthly contribution from a Member's salary shall be 100,000 yen per Member who gets paid semi-annual bonuses, and 150,000 yen per Member who does not get paid semi-annual bonuses.  Member Contributions derived from semi-annual bonuses shall be 3 times the monthly Member Contributions: in units of 3,000 yen, and the maximum contribution from a Member's bonus shall be 300,000 yen per Member.  Subject to the monthly and annual limits, there is no limit on the total amount of Member Contributions that a Member can make during his or her participation in the Plan.
Participant accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of: (a) the Companies' contributions, and (b) realized earnings or losses of the Plan.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.
Investments
Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested to additional shares of Stock.
Vesting
Participants are immediately vested in their contributions, the Companies' matching contributions and earnings.
Withdrawal
Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan either on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
Plan termination
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

2.	FINANCIAL REPORTING FRAMEWORK
Statement of Compliance
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Basis of Preparation and Presentation
The financial statements have been prepared on the historical cost basis, except for the Plan's investment in stock which is measured at fair value.
These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates.  The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan's presentation currency.
Impact of Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standard Board issued Accounting Standard Update (ASU) 2015-07 to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share.
The Plan is currently evaluating the impact of adopting the new guidance, but currently believes that there will be no significant impact on the financial statements.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash in bank
Amounts shown as cash in bank are uninvested funds held by the Plan that are to be invested in Stock the following month.
Investment in stock
Investment is recognized and derecognized on trade date accounting when the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.
At the end of each reporting period, investment in stock is stated at fair value, with any resultant gain or loss recognized in the statements of changes in net assets available for plan benefits.  Fair value is determined using quoted market prices.
The Plan derecognizes its investment is stock when the contractual rights to the cash flows from that investment expire; or when the Plan transfers all the risks and rewards of ownership of the asset to another entity.  The difference between the carrying amount of the financial asset derecognized and the consideration received or receivable is recognized in the statements of changes in net assets available for plan benefits.

Dividend income
Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.  Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.
Expenses of the plan
Investment administrative expenses and all other fees and expenses are recognized in the statements of changes in net assets available for plan benefits when incurred.
Foreign currency transactions and translation
Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Plan's accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on the historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical Judgments in Applying Accounting Policies
Below is a critical judgment, apart from those involving estimations, that management have made in the process of applying the entity's accounting policies and that have the most significant effect on the amounts recognized in financial statements.
Functional currency
Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen.  The Japanese Yen is the currency of the primary economic environment in which the Plan operates. The Japanese Yen is the currency of the contributions received from the Plan participants and the Companies.

Key Sources of Estimation Uncertainty
Below is a key assumption concerning the future and other key sources of estimation uncertainty at the end of each reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Fair value of investment in stock
The Plan carries its investment in stock at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence, the amount of changes in fair value would differ if the Plan utilized different valuation methodology.  Any changes in fair value of these financial assets and liabilities would affect directly through profit or loss.
As of June 30, 2015 and 2014, carrying amounts of financial assets carried at fair value subsequent to initial recognition amounted to ¥13.46 billion and ¥12.47 billion, respectively.

5.	RISKS AND UNCERTAINTIES
The Plan invests in The Procter and Gamble Company common stock which represents a concentration in investments.  Investment securities are exposed to market volatility.  Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
6.	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid).  The Plan applies fair value measurements to the Plan's investments in accordance with the requirements described above.
The fair value of Plan's investment in stocks of The Procter and Gamble Company as disclosed in the statements of net assets available for plan benefits are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.
There were no transfers between different levels of fair value hierarchy in 2015 and 2014.
7.	DISTRIBUTIONS PAYABLE
There are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2015 and 2014.

8.	FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS

Contributions to the Plan are denominated in Japanese Yen; however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange gain of ¥2,154.80 million in 2015 and ¥290.70 million in 2014. Net realized foreign exchange gain in 2015 amounted to ¥335.23 million and ¥50.58 million in 2014, as disclosed in the statements of changes in net assets available for plan benefits.

9.	RELATED PARTY TRANSACTIONS
The Plan held 1,405,113 and 1,565,673 ordinary shares of The Procter & Gamble Company, the sponsoring employer, with a cost of ¥8.71 billion ($71.11 million) and ¥9.10 billion ($89.74 million), at June 30, 2015 and 2014, respectively. For the periods ended June 30, 2015, 2014 and 2013, the Plan recorded dividend income of ¥322.79 million, ¥300.84 million and ¥291.12 million, respectively.
10.	TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Companies' contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.
11.	U.S. DOLLAR AMOUNTS
U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader.  These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars.  As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥122.32 = US$1, the approximate current rate at June 30, 2015, has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits.
*          *         *

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 18, 2015.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE'S SHAREHOLDING ASSOCIATION

                                            By:  /s/Miki Usuda
                                                        Miki Usuda
                                                        Chairman

EXHIBIT INDEX

Exhibit No.
      23                      Navarro Amper & Co.